December 20, 2007

VIA EDGAR AND OVERNIGHT COURIER

Linda van Doorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.

Commission File No. 001-32319

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 and September 30, 2007

Dear Ms. van Doorn:

This letter constitutes the response of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated December 13, 2007. In our letter, we refer to the Staff of the Commission as the “Staff”. For ease of reference, we have included below the Staff’s comment verbatim and our response.

Form 10-K

Certifications, Exhibit 31.1 and 31.2

Comment 1: We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response: The Company confirms that (i) the officers who signed such certifications did so in a personal capacity and (ii) the Company will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence (and has so revised the certifications in all Forms 10-Q since the filing of the Annual Report on Form 10-K for the year ended December 31, 2006).

Pursuant to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (949) 369-4221.

Very truly yours,

/s/ Christopher M. Lal
Christopher M. Lal
Vice President and General Counsel

cc:	Kenneth E. Cruse